Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 23, 2019

Buenos Aires

To: Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re: Notice of Material Event - CR 198078

To whom it may concern,

We are writing to inform you that, in accordance with CR 198078 issued by the Buenos Aires Stock Exchange, and pursuant to the notice of relevant information filed under ID 4-2428887-D, dated January 22, 2019, Banco de Galicia y Buenos Aires S.A.U. (“the Bank”), a subsidiary of Grupo Financiero Galicia, has accepted an offer made by AI ZENITH (Netherlands) B.V. for the acquisition of 51% of the Bank´s interest in Prisma Medios de Pago S.A., which consists of 3,182,444 shares.

The initial purchase price amounts $109,350,579.72. However, the purchase price will be subject to certain purchase price adjustments in accordance with the relevant definitive agreement entered into amongst the parties thereto. Therefore, since the final purchase price will be determined after the transaction closes and the transfer of shares have been completed, we will timely file the applicable notice with respect to the final purchase price.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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